 AJAY SPORTS, INC

     37735 Enterprise Court, Suite 600

Farmington Hills  MI  48331-3426

 248 994.0553-tel   248 489.9334-fax

November 18, 2005

Michael Moran, Branch Chief

Securities and Exchange Commission (SEC)

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Item 4.01 Form 8-K filed October 26, 2005

File No. 0-18204

Dear Mr. Moran:

We (the Company) are revising our 8-K report to reflect your comments included on your November 9, 2005 letter. An amended 8-K/A report was filed today with the SEC.

In addition the Company acknowledges that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing;

3.

the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in our compliance with the disclosure requirements.

Sincerely

Brian Donnelly

President and Chief Operating Officer